SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 23rd July, 2003, for the 2Q of 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Results for the second quarter of 2003
Telenor ASA second quarter of 2003
BUSINESS AREAS MOBILE
OTHER ACTIVITIES EDB BUSINESS PARTNER
OTHER BUSINESS UNITS
SIGNATURES

Revenues increased 10% to NOK 13.223 Mn compared to Q202. Adjusted for the effect of businesses acquired and disposed of and changes in foreign exchange rates, the growth in revenues was approx. 6%.The EBITDA margin increased from 27% to 33% and EBITDA was NOK 4.350 Mn. EBIT increased from NOK 691 Mn to NOK 1.612 Mn, while profit before taxes and minority interests increased by NOK 2.1 Bn to NOK 2.5 Bn including a NOK 1.5 Bn gain from the sale of shares in Cosmote.

Revenues increased by 10% to NOK 13,223 million. Adjusted for the effect of businesses acquired and disposed of and changes in foreign exchange rates, the growth in revenues was approximately 6%.

The EBITDA margin increased from 27% to 33% and EBITDA was NOK 4,350 million in the second quarter of 2003. The increase was primarily due to cost savings and consolidation of new subsidiaries.

Operating profit increased from NOK 691 million to NOK 1,612 million as a result of good underlying development. Profit before taxes and minority interests increased by NOK 2.1 billion to NOK 2.5 billion, which includes a gain of NOK 1.5 billion from the sale of shares in Cosmote as part of result from associated companies.

Telenor’s program for improving the efficiency of operations, Delta 4, is progressing better than expected.

EBITDA in Mobile increased by 28% and operating profit by 41%, to NOK 2,277 million and NOK 1,173 million, respectively. The EBITDA margin increased by 4 percentage points to 39%.

The number of mobile subscriptions in Telenor’s consolidated subsidiaries was in aggregate 10 million at the end of the second quarter of 2003.

The EBITDA margin in Fixed was 33%, an increase of 4 percentage points. The EBITDA margin in Fixed-Norway increased by more than 5 percentage points to 36% as a result of Delta 4.

In a period of strong competition, Telenor in Norway has maintained a market share of 70% measured in traffic minutes in the fixed line operations, in line with the market share at the end of last quarter. Telenor’s market share of mobile services is under pressure and is estimated to be 58% measured in terms of number of subscriptions.

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Broadcast had an operating profit, increased revenues and EBITDA due to the consolidation of Canal Digital and the impact of Delta 4.

Capital expenditure was reduced to NOK 1,314 million, compared to NOK 2,161 million in the second quarter of 2002.

Net interest-bearing liabilities were NOK 25.3 billion at the end of the second quarter of 2003, a decrease of NOK 0.8 billion since the first quarter.

In July 2003, Telenor disposed of its last operations in Nextra International through the sale of Telenor Business Solutions UK.

In July 2003, the Norwegian state reduced its ownership interest in Telenor ASA from 77.6% to 62.6% through a private placement to institutional and other investors.

Outlook for the year 2003

Telenor expects the market conditions in its Norwegian operations to continue to be characterised by weak market development and substantial competition in 2003. Telenor will continue to concentrate on strengthening the company’s market positions. Additionally, the focus on cost-reducing measures through Delta 4 will continue, so margins are expected to improve in the Norwegian operations in 2003 compared to 2002.

Continued growth is expected in Telenor’s international operations in 2003 compared to 2002, both with regard to revenues and earnings, particularly from the international mobile companies. The growth is expected from the consolidation of previously acquired operations and improved operation in the companies.

For the Group as a whole, continued growth in revenues is expected for 2003 compared to 2002. Significant improvement is expected in EBITDA and operating profit excluding special items as well as cash flow from operations (EBITDA - capex) for 2003 compared to 2002.

The level of capital expenditure for 2003 is expected to be significantly lower than in 2002, in spite of the consolidation of Kyivstar, Canal Digital and Pannon GSM.

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Telenor:
Results for the second quarter of 2003

(Oslo/Fornebu, 23 July 2003) Telenor’s revenues in the second quarter increased by 10 per cent to more than NOK 13.2 billion compared to the corresponding period last year. Operating profit increased from NOK 691 million to NOK 1.612 million as a result of good underlying development. Profit before taxes increased by NOK 2.1 billion to nearly NOK 2.5 billion, which include a gain of NOK 1.5 billion following the sale of shares in the Greek mobile company Cosmote.

Revenues for the first half of the year were NOK 25.8 billion, an increase of 9.6 per cent compared to the second half of 2002. Operating profit for the first half of 2003 increased by NOK 1.8 billion compared to the same period in 2002 and totalled close to NOK 3.1 billion. Profit before taxes and minority interests was NOK 3.5 billion for the first half of this year, an increase of NOK 3.1 billion compared to the first half of last year.

Compared to the second quarter of 2002, the EBITDA margin increased from 27 per cent to 33 per cent in the second quarter of 2003 while EBITDA (operating profit before depreciation, amortization and write-downs) increased from NOK 3.2 billion to NOK 4.35 billion. The increase is primarily due to cost cuts and the consolidation of companies. In the first half of 2003, EBITDA increased by 39.5 per cent compared to the first half of last year to NOK 8.5 billion.

Capital expenditure decreased to NOK 1.3 billion in the second quarter compared to NOK 2.2 billion in the same period last year. Net interest-bearing liabilities at the end of the second quarter this year was NOK 25.3 billion, which is NOK 0.8 billion lower than at the end of the first quarter this year.

By the end of the second quarter the number of mobile subscriptions in Telenor’s consolidated subsidiaries was 10 million. In consolidated mobile operations, EBITDA increased by 28 per cent and operating profit by 41 per cent to NOK 2,277 million and NOK 1,173 respectively in the second quarter of 2003 compared to the same period last year. This growth came mainly from international mobile operations. In Norway, the estimated market share measured in terms of number of mobile subscriptions is 58 per cent by the end of the second quarter this year. By the end of the first quarter the market share was just below 60 per cent.

In the fixed network operations the EBITDA margin increased by four percentage points to 33 per cent while it increased by more than five percentage points to 36 per cent in Norway compared to the second quarter last year. The estimated market share for fixed network operations in Norway measured in traffic minutes is unchanged since the end of the first quarter and is approximately 70 per cent.

Broadcast reported an operating profit, as well as increased revenues and EBITDA in the second quarter, primarily due to the consolidation of Canal Digital.

“We are still experiencing revenue growth and solid improvements in results and now see clear and positive results from ongoing cost-cutting initiatives and our strategy to consolidate our international mobile operations. We are satisfied that we have been

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able to maintain the market share for fixed network operations in Norway and that the growth in our international mobile portfolio is continuing. Competition in the Norwegian mobile market is increasing, and we will work to improve both services and service levels to secure our market positions here in the time to come,” says Jon Fredrik Baksaas, CEO.

Contacts:
Press Spokesman Dag Melgaard, tel.: +47 67 89 26 71 or +47 901 92 000

To the editorial staff:

Joint press and analyst’s presentation

Telenor will present their financial results for the second quarter in a joint press and analyst’s presentation, which will be held in the auditorium at the Telenor Expo Visitor Centre at Fornebu on Wednesday 23 July at 9:00 am local Norwegian time. Jon Fredrik Baksaas (CEO), Arve Johansen (Senior Executive Vice President) and Torstein Moland (Senior Executive Vice President/CFO) will present the results.

Via Internet

The press and analyst’s presentation will be streamed live via the Internet, and as a recording after the presentation at www.telenor.no/ir

International conference call

On the same day at 2:00 pm local Norwegian time, an international telephone conference pertaining to the second quarter results will take place, intended for investors and analysts. For more information about the conference call, please go to www.telenor.no/ir

Material

The second quarter report and the materials used during the press and analyst presentation will be available at www.telenor.no/ir

5/6

The second quarter of 2003 showed a growth in revenues for the Telenor Group of 10% to NOK 13.2 billion. Profit before taxes and minority interests increased to NOK 2.5 billion.

Telenor ASA second quarter of 2003

Page: 1

Telenor ASA second quarter of 2003

KEY POINTS FROM THE SECOND QUARTER OF 2003 COMPARED TO THE SECOND QUARTER OF 2002

•	Revenues increased by 10% to NOK 13,223 million. Adjusted for the effect of businesses acquired and disposed of and changes in foreign exchange rates, the growth in revenues was approximately 6%.

•	The EBITDA margin increased from 27% to 33% and EBITDA was NOK 4,350 million in the second quarter of 2003. The increase was primarily due to cost savings and consolidation of new subsidiaries.

•	Operating profit increased from NOK 691 million to NOK 1,612 million as a result of good underlying development. Profit before taxes and minority interests increased by NOK 2.1 billion to NOK 2.5 billion, which includes a gain of NOK 1.5 billion from the sale of shares in Cosmote as part of result from associated companies.

•	Telenor’s program for improving the efficiency of operations, Delta 4, is progressing better than expected.

•	EBITDA in Mobile increased by 28% and operating profit by 41%, to NOK 2,277 million and NOK 1,173 million, respectively. The EBITDA margin increased by 4 percentage points to 39%.

•	The number of mobile subscriptions in Telenor’s consolidated subsidiaries was in aggregate 10 million at the end of the second quarter of 2003.

•	The EBITDA margin in Fixed was 33%, an increase of 4 percentage points. The EBITDA margin in Fixed-Norway increased by more than 5 percentage points to 36% as a result of Delta 4.

•	In a period of strong competition, Telenor in Norway has maintained a market share of 70% measured in traffic minutes in the fixed line operations, in line with the market share at the end of last quarter. Telenor’s market share of mobile services is under pressure and is estimated to be 58% measured in terms of number of subscriptions.

•	Broadcast had an operating profit, increased revenues and EBITDA due to the consolidation of Canal Digital and the impact of Delta 4.

•	Capital expenditure was reduced to NOK 1,314 million, compared to NOK 2,161 million in the second quarter of 2002.

•	Net interest-bearing liabilities were NOK 25.3 billion at the end of the second quarter of 2003, a decrease of NOK 0.8 billion since the first quarter.

In July 2003, Telenor disposed of its last operations in Nextra International through the sale of Telenor Business Solutions UK.

In July 2003, the Norwegian state reduced its ownership interest in Telenor ASA from 77.6% to 62.6% through a private placement to institutional and other investors.

KEY FIGURES

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Revenues	13 223	12 011	25 829	23 574	48 826
Revenues excluding gains	13 147	11 939	25 749	23 457	48 668
Revenues excluding gains — growth	10.1%	19.2%	9.8%	19.0%	19.9%
EBITDA1)	4 350	3 212	8 527	6 112	13 469
EBITDA/Revenues	32.9%	26.7%	33.0%	25.9%	27.6%
EBITDA excluding gains and losses 2)	4 448	3 155	8 632	6 081	13 458
Operating profit (loss)	1 612	691	3 087	1 293	(320)
Operating profit/Revenues	12.2%	5.8%	12.0%	5.5%	nm
Associated companies	1 382	2	1 348	(178)	(2 450)
Profit (loss) before taxes and minority interests	2 490	383	3 537	414	(5 136)
Net income (loss)	1 683	1 107	2 280	1 324	(4 298)
Net interest-bearing liabilities			25 317	25 717	26 872
Investments:
- Capex 3)	1 314	2 161	2 544	4 040	8 889
- Investments in businesses 4)	268	2 271	291	11 146	12 411

1)	Operating profit before depreciation, amortization and write-downs of tangible and intangible assets.

2)	See table “special items” at the end of the report for further details.

3)	Capex is investments in tangible and intangible assets.

4)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

Telenor ASA second quarter of 2003

Page: 2

The table below shows key figures adjusted for special items (gains and losses, expenses for workforce reductions, loss contracts, exit from activities and write-downs) 1)

	2nd quarter			1st half-year			Year

(NOK in millions)	2003	2002	Growth	2003	2002	Growth	2002	Growth

Revenues	13 147	11 939	10.1%	25 749	23 457	9.8%	48 668	19.9%
EBITDA	4 529	3 485	30,0%	8 718	6 486	34,4%	14 506	52,7%
EBITDA/Revenues	34.4%	29.2%		33.9%	27.7%		29.8%
Operating profit	1 838	1 069	71.9%	3 341	1 802	85.4%	4 270	89.7%
Operating profit/Revenues	14.0%	9.0%		13.0%	7.7%		8.8%
Associated companies	(60)	2	nm	(160)	(178)	nm	(205)	nm
Profit before taxes and minority interests	1 278	791	61.6%	2 373	968	145.1%	2 488	nm

1)	See table “special items” at the end of the report for further details.

KEY FIGURES FOR THE BUSINESS AREAS

With effect from 1 January 2003, Telenor has reorganized into three business areas, consisting of mobile operations, fixed network operations and TV operations, as well as other activities. The figures presented in this report for 2002 are restated to reflect the new structure, as if it had been in place as of 1 January 2002.

	2nd quarter			1st half-year			Year
Revenues
(NOK in millions)	2003	2002	Growth	2003	2002	Growth	2002	Growth

Mobile	5 789	5 001	15.8%	11 177	9 360	19.4%	20 346	62.0%
Fixed	5 150	5 035	2.3%	10 182	10 068	1.1%	20 022	1.7%
Broadcast	1 169	727	60.8%	2 307	1 386	66.5%	3 605	37.3%
Other activities	2 841	2 931	(3.1%)	5 519	6 148	(10.2%)	11 640	(39.2%)
Eliminations	(1 726)	(1 683)	2.6%	(3 356)	(3 388)	(0.9%)	(6 787)	(14.8%)

Total revenues	13 223	12 011	10.1%	25 829	23 574	9.6%	48 826	6.1%

	2nd quarter				1st half-year				Year
EBITDA
(NOK in millions)	2003	Margin1)	2002	Margin1)	2003	Margin1)	2002	Margin1)	2002	Margin1)

Mobile	2 277	39.3%	1 774	35.5%	4 472	40.0%	3 291	35.2%	7 482	36.8%
Fixed	1 690	32.8%	1 452	28.8%	3 282	32.2%	2 767	27.5%	5 597	28.0%
Broadcast	327	28.0%	100	13.8%	531	23.0%	200	14.4%	499	13.8%
Other activities	73	2.6%	(127)	nm	267	4.8%	(99)	nm	(43)	nm
Eliminations	(17)	nm	13	nm	(25)	nm	(47)	nm	(66)	nm

Total EBITDA	4 350	32.9%	3 212	26.7%	8 527	33.0%	6 112	25.9%	13 469	27.6%
Special items2)	179	nm	273	nm	191	nm	374	nm	1 037	nm

EBITDA adjusted for special items3)	4 529	34.4%	3 485	29.2%	8 718	33.9%	6 486	2.7%	14 506	29.8%

1)	EBITDA as a percentage of total revenues.

2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” at the end of the report for further details.

3)	Margin is EBITDA adjusted as a percentage of revenues excluding gains.

	2nd quarter				1st half-year				Year
Operating profit
(NOK in millions)	2003	Margin1)	2002	Margin1)	2003	Margin1)	2002	Margin1)	2002	Margin1)

Mobile	1 173	20.3%	830	16.6%	2 285	20.4%	1 586	16.9%	1 414	6.9%
Fixed	629	12.2%	338	6.7%	1 171	11.5%	585	5.8%	731	3.7%
Broadcast	59	5.0%	(52)	nm	(14)	nm	(100)	nm	(475)	nm
Other activities	(249)	nm	(465)	nm	(361)	nm	(777)	nm	(2 076)	nm
Eliminations	—	nm	40	nm	6	nm	(1)	nm	86	nm

Total operating profit	1612	12.2%	691	5.8%	3087	12.0%	1293	5.5%	(320)	nm

1)	Operating profit as a percentage of total revenues.

Telenor ASA second quarter of 2003

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BUSINESS AREAS
MOBILE

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues
Telenor Mobil	2 475	2 358	4 777	4 613	9 441
Pannon GSM	1 291	1 210	2 496	1 910	4 502
DiGi.Com	733	662	1 465	1 332	2 702
GrameenPhone	352	415	678	824	1 589
Kyivstar	590	—	1 073	—	708
Other	31	32	65	60	137

Total external revenues	5 472	4 677	10 554	8 739	19 079

Internal revenues	317	324	623	621	1 267
Gains on disposals	—	—	—	—	—

Total revenues	5 789	5 001	11 177	9 360	20 346

EBITDA	2 277	1 774	4 472	3 291	7 482
Depreciation and amortization	1 085	856	2 160	1 592	3 779
Write-downs	19	88	27	113	2 289

Operating profit	1 173	830	2 285	1 586	1 414

EBITDA/Total revenues	39.3%	35.5%	40.0%	35.2%	36.8%
Operating profit/Total revenues	20.3%	16.6%	20,4%	16.9%	6.9%
Investments:
- Capex	678	934	1 365	1 479	3 731
- Investments in businesses	1	5	5	7 950	8 894

•	Underlying improvements in profit and margins primarily outside of Norway contributed to an increase in the EBITDA margin to 39.3%, compared to 35.5% in the second quarter of 2002. At the same time revenues increased by 15.8%.

•	Kyivstar was consolidated from 1 September 2002 and Pannon GSM from 4 February 2002.

Telenor Mobil — Norway

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Subscriptions and connections	292	326	622	669	1 350
Traffic	1 406	1 407	2 663	2 693	5 489
SMS and content services	387	368	787	725	1 530
Other revenues	390	257	705	526	1 072

Total external revenues	2 475	2 358	4 777	4 613	9 441

Internal revenues	321	319	629	612	1 254
Gains on disposals	—	—	—	—	—

Total revenues	2 796	2 677	5 406	5 225	10 695
EBITDA	1 040	1 058	2 123	2 084	4 330
Depreciation and amortization	294	301	587	595	1 207
Write-downs	—	82	—	96	115

Operating profit	746	675	1 536	1 393	3 008

EBITDA/Total revenues	37.2%	39.5%	39.3%	39.9%	40.5%
Operating profit/Total revenues	26.7%	25.2%	28.4%	26.7%	28.1%
Capex	108	235	185	448	750
ARPU — monthly (NOK)	346	351	338	342	346
No. of subscriptions (in thousand)			2 330	2 360	2 382

•	Increased revenues compared to the second quarter of 2002 were mainly due to some large contracts for sale of home-PC solutions by the subsidiary Telehuset. There were also increased sales to other service providers and a

Telenor ASA second quarter of 2003

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slight increase in the use of SMS and content services. Revenues from subscriptions and connections were reduced due to a reduction in the number of postpaid subscriptions and changes in the composition of the various subscription types.

•	From 16 June 2003, Telenor Mobil introduced simplified price plans and lower average traffic fees. SMS prices were reduced as of 6 May 2003. The reductions are equivalent to approximately NOK 240 million excluding VAT on a yearly basis, based on unchanged volumes.

•	Average revenues per GSM subscription (ARPU) was lower than in the second quarter of 2002, as a result of lower prices on traffic and SMS and changes in the composition of the various subscription types. This was partly offset by increased traffic minutes and SMS per subscription. Competition was also strong in the second quarter of 2003. The number of subscriptions were reduced by 30,000 in the second quarter compared to the second quarter of 2002. Compared to the first quarter of 2003, the reduction was 12,000 subscriptions.

•	The estimated market share for GSM, measured in terms of number of subscriptions at the end of the first quarter of 2003 was approximately 58%, down from 63% in the second quarter of 2002 and less than 60% in the first quarter of 2003. Mobile penetration was estimated to have increased to approximately 87%, up from 82% in the second quarter of 2002.

•	Reduced EBITDA margin in the second quarter compared to the second quarter of 2002 was primarily due to high sales of home-PC solutions with low margins in the second quarter of 2003. In addition, increased costs related to marketing activities resulting from increased competition, higher traffic costs due to increased traffic to competing mobile networks, change in call patterns and price reductions contributed to lower EBITDA and EBITDA margin. This was partly offset by cost reductions in other areas, especially expenses for consultancy and external personnel.

•	Depreciation, amortization and write-downs were reduced compared to the second quarter of 2002. Write-downs of assets within the IT systems portfolio in Telenor Mobil totalled NOK 82 million in the second quarter of 2002.

•	Reduced capital expenditure compared to the second quarter of 2002 was primarily due to lower investments in expanding the coverage and capacity in the GSM network. There was no capital expenditure related to UMTS in the first half of 2003.

•	The Norwegian Post and Telecommunication Authority requested that mobile operators in Norway reduce their termination prices by January 2004. This will result in a reduction from NOK 0,68 to NOK 0,63 per minute for Telenor. Telenor will, subject to certain conditions implement such a reduction.

Pannon GSM — Hungary

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	1 233	1 136	2 371	1 790	4 187
Other revenues	59	75	126	121	318

Total revenues	1 292	1 211	2 497	1 911	4 505

EBITDA	512	455	981	705	1 586
Depreciation and amortization	216	188	428	305	700
Write-downs	6	—	6	—	15

Operating profit	290	267	547	400	871

EBITDA/Total revenues	39.6%	37.6%	39.3%	36.9%	35.2%
Operating profit/Total revenues	22.4%	22.0%	21.9%	20.9%	19.3%
Capex	136	311	249	375	825
ARPU — monthly (NOK)	165	184	159	183	180
No. of subscriptions (in thousand)			2 514	2 146	2 450

The table above shows figures from the time of consolidation as of 4 February 2002. Telenor’s ownership interest in Pannon GSM is 100%.

•	Pannon GSM’s estimated market share was 37% at the end of the second quarter of 2003, compared to 39% at the end of the second quarter of 2002. Compared to the second quarter of 2002, the estimated mobile penetration in Hungary increased from 58% to 73%.

•	The increased number of subscriptions contributed to a 6% growth in revenues in local currency and a 12% growth in EBITDA compared to the second quarter of 2002. The number of subscriptions increased by 17% compared to the second quarter of 2002. ARPU fell by 10% compared to the second quarter of 2002, principally because new subscriptions on average generated lower revenues. Some price reductions were also introduced in the second quarter of 2003.

•	The EBITDA margin increased by more than two percentage points, compared to the second quarter of 2002, as a result of limited use of marketing resources and focus on profitability. In the second quarter of 2003, Pannon GSM made a provision of NOK 16 million to cover the estimated effect of Pannon GSM’s contribution to “Universal Services

Telenor ASA second quarter of 2003

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Funds”. In the highly competitive Hungarian market, Pannon GSM’s number of subscriptions was in line with that of the previous quarter.

•	Depreciation and amortization increased compared to the second quarter of 2002 as a result of higher capital expenditure in the subsequent quarters.

•	Lower capital expenditure compared to the second quarter of 2002 was primarily due to lower investments in expending the coverage and capacity in the network and lower prices for equipment.

•	Pannon GSM is involved in disputes and in one regulatory matter which may result in price reductions for some of Pannon GSM’s services. In the first quarter of 2003, Pannon GSM was considered having significant market power in the national interconnection market. Pannon GSM has appealed the decision, which for the time being has been suspended until a final decision is made. The hearing before the Supreme Court in Hungary is scheduled for November 2003.

DiGi.Com — Malaysia

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	621	559	1 254	1 115	2 273
Other revenues	113	105	214	224	442

Total revenues	734	664	1 468	1 339	2 715

EBITDA	283	234	590	485	1 022
Depreciation and amortization	189	88	377	179	579
Write-downs	4	7	10	13	12

Operating profit	90	139	203	293	431

EBITDA/Total revenues	38.6%	35.2%	40.2%	36.2%	37.6%
Operating profit/Total revenues	12.3%	20.9%	13.8%	2.9%	15.9%
Capex	129	292	273	530	1 457
ARPU — monthly (NOK)	111	158	117	164	152
No. of subscriptions (in thousand)			1 946	1 284	1 616

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of the second quarter of 2003.

•	DiGi.Com’s estimated market share was 19% at the end of the second quarter of 2003, compared to 17% at the end of the second quarter of 2002. Compared to the second quarter of 2002, the estimated mobile penetration in Malaysia increased from 33% to 42%.

•	Measured in local currency, revenues increased by 29% compared to the second quarter of 2002, primarily as a result of the increased number of subscriptions. Measured in Norwegian Kroner, the increase was lower, due to the strengthening of the Norwegian Krone. Measured in local currency, ARPU decreased by 14% compared to the second quarter of 2002 because new subscribers on average generated less traffic and there were price reductions in the form of free call time and loyalty programmes.

•	Increased EBITDA margin was due to increased revenues and more efficient operations. Measured in local currency, EBITDA increased by 41% compared to the second quarter of 2002, and by 21% measured in Norwegian Kroner.

•	As a result of a reduced depreciation period for network-based equipment effective from 1 July 2002, depreciation increased compared to the second quarter of 2002. Furthermore, capital expenditure in subsequent quarters in 2002 contributed to higher depreciation.

•	Capital expenditure was low in the first half year of 2003, primarily due to postponed activities.

•	DiGi.Com has applied to the stock exchange (KLSE) to seek recognition of DiGi.Com’s current level of public shareholding of 17.4% as an acceptable level of public spread which satisfies the amended provisions of the KLSE Listing Requirements pertaining to public shareholding spread requirements.

Telenor ASA second quarter of 2003

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Kyivstar — Ukraine

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	575	—	1 039	—	681
Other revenues	15	—	34	—	27

Total revenues	590	—	1 073	—	708

EBITDA	338	—	601	—	403
Depreciation and amortization	81	—	158	—	98
Write-downs	—	—	—	—	—

Operating profit	257	—	443	—	305

EBITDA/Total revenues	57.3%	—	56.0%	—	56.9%
Operating profit/Total revenues	43.6%	—	41.3%	—	43.1%
Capex	212	—	430	—	329
ARPU — monthly (NOK)	92	—	87	—	107
No. of subscriptions (100% in thousand)			2 205	—	1 856

The table above shows figures from the time of consolidation as of 1 September 2002. Telenor’s ownership interest in Kyivstar increased in the second quarter of 2003 to 55.35%. The discussion and analysis presented below for Kyivstar is based upon Kyvistar’s own profit and loss statement for the second quarter of 2002, adjusted to comply with Telenor’s accounting principles, as Kyivstar was not consolidated in the second quarter of 2002.

•	The number of subscriptions increased by 744,000 compared to the second quarter of 2002.

•	Kyivstar’s estimated market share was 50% at the end of the second quarter of 2003, which was in line with the second quarter of 2002. Compared to the second quarter of 2002, the estimated mobile penetration in Ukraine increased from 6% to 9%.

•	Measured in US dollars, revenues in Kyivstar increased by 43% compared to the second quarter of 2002, as a result of an increase in the number of subscriptions. EBITDA increased by 35% measured in US dollars. Increased revenues compared to the first quarter of 2003 was due to an increased number of subscriptions and higher revenues per subscription. High EBITDA margins reflect a cost effective operation.

•	ARPU decreased compared to the second quarter of 2002 because new subscriptions on average generated lower revenues. ARPU increased by 15% measured in US dollars compared to the first quarter of 2003 due to higher traffic minutes per subscription.

•	Depreciation and amortization, measured in US dollars, increased compared to the second quarter of 2002, as a result of higher capital expenditure in subsequent quarters.

•	In the second quarter of 2003, the Ukrainian Parliament adopted a new telecommunications Act under which operators may continue to charge customers for incoming calls.

GrameenPhone — Bangladesh

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	352	285	673	577	1 203
Other revenues1)	1	130	6	247	386

Total revenues	353	415	679	824	1 589

EBITDA	221	187	418	376	757
Depreciation and amortization	38	37	74	79	126
Write-downs	—	—	—	—	—

Operating profit	183	150	344	297	631

EBITDA/Total revenues	62.6%	45.1%	61.6%	45.6%	47.6%
Operating profit/Total revenues	51.8%	36.1%	50.7%	36.0%	39.7%
Capex	86	96	163	107	342
ARPU — monthly (NOK)	136	173	135	182	172
No. of subscriptions (100% in thousand)			928	625	769

Telenor ASA second quarter of 2003

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Telenor’s ownership interest in GrameenPhone was 46.4% at the end of the second quarter of 2003.

1) With effect from the third quarter of 2002, fees collected by GrameenPhone on behalf of the authorities have been deducted from revenues. With effect from the first quarter of 2003, sales of handsets in GrameenPhone are treated as commission sales, and are therefore excluded from revenues and cost of materials from this time. These effects contributed to low “other revenues“and cost of materials in 2003, but had no effect on profits.

•	GrameenPhone’s estimated market share was 69% at the end of the second quarter of 2003, in line with the end of the second quarter of 2002. The estimated mobile penetration in Bangladesh increased from 0.7% to 1.0%.

•	As a result of an increase in the number of subscriptions, mobile related revenues increased by 46%, measured in local currency, compared to the second quarter of 2002, and by 24% measured in Norwegian Kroner.

•	Measured in Norwegian Kroner, ARPU decreased by 21% compared to the second quarter of 2002. The decrease measured in local currency was only 5% despite the strong growth in the number of pre-paid subscriptions. ARPU increased slightly compared to the first quarter of 2003.

•	EBITDA increased by 40% measured in local currency compared to the second quarter of 2002, mainly due to the growth in mobile related revenues and more efficient operations. The growth was 18% measured in Norwegian Kroner.

Other units in Mobile (including eliminations and amortization and write-downs of net excess values)*)

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

EBITDA	(117)	(160)	(241)	(359)	(616)
Depreciation and amortization1)	267	242	536	434	1 069
Write-downs2)	9	(1)	11	4	2 147

Operating (loss)	(393)	(401)	(788)	(797)	(3 832)

1) Includes amortization of Telenor’s net excess values by	235	206	474	365	935
2) Includes write-downs of Telenor’s net excess values by	—	—	—	—	2 138
Capex	7	—	65	19	28

*)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Other units in Mobile include the mobile activities in Sweden, costs related to the management and administration of the company’s international mobile portfolio, and amortization and write-downs of Telenor’s net excess values.

•	The EBITDA loss was lower than in the second quarter of 2002 due to lower expenses.

•	Increased amortization of Telenor’s net excess values compared to the second quarter of 2002 was due to the consolidation of Kyivstar and the allocation of excess values related to Pannon GSM completed as of 31 December 2002. This was partly offset by lower amortization of goodwill related to DiGi.Com as a result of write-downs recorded as of 31 December 2002.

Associated companies

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Telenors share of1)
Net income after taxes	167	358	281	482	612
Amortization of Telenor’s net excess values	(143)	(203)	(300)	(418)	(798)
Write-downs of Telenor’s excess values	—	—	—	—	(1 884)
Gains (losses) on disposal of ownership interests	1 515	—	1 580	—	40

Net result from associated companies	1 539	155	1 561	64	(2 030)

1) The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. The table includes Telenor’s share of the results in Pannon GSM up to 4 February 2002 and Kyivstar up to 1 September 2002. Subsequent to these dates these companies are consolidated as subsidiaries. Cosmote was included as an associated company through April 2003. Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

•	All of the companies which were included as associated mobile companies at the end of the second quarter of 2003 showed a growth in the number of subscriptions in the second quarter of 2003, compared to the second quarter of 2002. VimpelCom in Russia and DTAC in Thailand had the most significant growth.

•	Reduced net income after taxes compared to the second quarter of 2002 was principally due to Kyivstar and Cosmote no longer being accounted for as associated companies.

Telenor ASA second quarter of 2003

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•	Reduced amortization of Telenor’s net excess values compared to the second quarter of 2002 was due to write-downs made in 2002 and associated companies that have become subsidiaries.

•	Gains on disposal of ownership interests in the second quarter of 2003 were related to Telenor’s sale of 9% of the share capital of Cosmote. The proceeds were approximately NOK 2.1 billion. As a result of the sale in April 2003, Telenor’s ownership interest was reduced to 9% and as of that date the company is no longer accounted for as an associated company.

FIXED

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues
Norway	4 112	4 164	8 262	8 300	16 532
Sweden	401	256	693	541	983
Russia	186	162	352	333	677
Other countries	40	34	78	73	146

Total external revenues	4 739	4 616	9 385	9 247	18 338

Internal revenues	410	419	796	821	1 670
Gains on disposals	1	—	1	—	14

Total revenues	5 150	5 035	10 182	10 068	20 022

EBITDA	1 690	1 452	3 282	2 767	5 597
Depreciation and amortization 1)	1 054	1 096	2 104	2 164	4 366
Write-downs 2)	7	18	7	18	500

Operating profit	629	338	1 171	585	731

1) Includes amortization of Telenor’s net excess values by	10	30	22	95	157
2) Includes write-downs of Telenor’s net excess values by	—	—	—	—	160
EBITDA/Total revenues	32.8%	28.8%	32.2%	27.5%	28.0%
Operating profit/Total revenues	12.2%	6.7%	11.5%	5.8%	3.7%
Investments:
- Capex	449	732	845	1 494	3 260
- Investments in businesses	217	10	217	12	270

•	Reduced operating expenses increased the EBITDA margin to 32.8%. At the same time capital expenditure was significantly reduced compared to the second quarter of 2002.

•	In June 2003, Telenor increased its ownership interest in Comincom/Combellga to 100%.

Telenor ASA second quarter of 2003

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Fixed — Norway

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Subscriptions and connections -PSTN and ISDN	1 088	1 081	2 200	2 119	4 361
ADSL and Internet subscriptions	252	198	489	346	737
Internet traffic	139	171	306	365	690
Other traffic	1 300	1 431	2 633	2 849	5 564

Total PSTN/ISDN, ADSL and Internet	2 779	2 881	5 628	5 679	11 352

Leased lines	80	84	161	170	341
Datacommunication (frame relay, atm, lan-lan, datapak)	197	201	409	428	828
Managed services	173	152	367	316	679
Other retail products	100	114	188	210	388

Total other retail revenues	550	551	1 125	1 124	2 236

Total retail revenues	3 329	3 432	6 753	6 803	13 588

Domestic interconnect	215	188	408	379	736
International interconnect	87	75	161	164	340
Transit traffic	258	268	503	532	1 027
Leased lines	155	172	316	343	647
Other wholesale revenues	68	29	121	79	194

Total wholesale market revenues	783	732	1 509	1 497	2 944

Total external revenues	4 112	4 164	8 262	8 300	16 532

Internal revenues	427	441	833	853	1 749
Gains on disposals	1	—	1	—	—

Total revenues — Norway	4 540	4 605	9 096	9 153	18 281

EBITDA	1 644	1 408	3 227	2 712	5 489
Depreciation and amortization 1)	937	986	1 871	1 919	3 919
Write-downs 2)	—	18	—	18	413

Operating profit	707	404	1 356	775	1 157

1) Includes amortization of Telenor’s net excess values by	—	6	1	12	23
2) Includes write-downs of Telenor’s net excess values by	—	—	—	—	89
EBITDA/Total revenues	36.2%	30.6%	35.5%	29.6%	30.0%
Operating profit/Total revenues	15.6%	8.8%	14.9%	8.5%	6.3%
Investments:
- Capex	387	632	721	1 301	2 919
- Investments in businesses	—	8	—	10	11

•	Revenues in Fixed — Norway were 1.4% lower than in the second quarter of 2002. Taking into account the effect on traffic revenues of the fact that decreased usage typically associated with the Easter holiday period occurred in the second quarter in 2003, as opposed to the first quarter in 2002, revenues decreased by approximately 0.3%.

•	Revenues from subscription and connection for PSTN/ISDN were in line with the second quarter of 2002. The price increase in May 2002 compensated for the drop in the number of subscriptions compared to the second quarter of 2002.

•	The increase in revenues from ADSL and Internet subscriptions was due to the growth in the number of ADSL subscriptions. The number of ADSL subscriptions (residential and business) at the end of the second quarter of 2003 was approximately 134,000, an increase of 79,000 compared to the end of the second quarter of 2002 and 13,000 compared to the end of the first quarter of 2003. Telenor maintained its leading market position.

•	Traffic revenues were lower than in the second quarter of 2002 due to an approximately 9% decline in total traffic measured in minutes in Telenor’s network and reduced market share. The reduction in total traffic resulted from the migration of fixed voice traffic to mobile traffic and of data traffic from dial-up Internet to ADSL. Telenor’s market share measured in traffic minutes was 70% at the end of the second quarter of 2003, compared to 73% at the end of the second quarter of 2002 and 70% at the end of 2002.

•	Revenues from managed services increased, compared to the second quarter of 2002, primarily as a result of equipment sales in outsourcing contracts.

•	The increase in wholesale revenues was primarily due to resale of subscriptions and increased sale of operator access and enterprise services.

•	Increased operating profit compared to the second quarter of 2002 was primarily due to reduced operating expenses. Reduced operating expenses were primarily due to more efficient operations, lower operation and maintenance

Telenor ASA second quarter of 2003

Page: 10

expenses as a result of lower fault rates in the network and lower expenses for workforce reductions and legal disputes.

•	Depreciation and amortization was lower than in the second quarter of 2002 due to low levels of investment in 2002 and as of the second quarter of 2003, and the effect of write-downs made in 2002.

•	The reduction in capital expenditure compared to the second quarter of 2002 was due to the efficient utilisation of earlier investments, lower demand for fixed network services and lower equipment prices.

Fixed — Sweden

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues	401	256	693	541	983
Internal revenues	18	25	43	42	76
Gains on disposals	—	—	—	—	14

Total revenues	419	281	736	583	1 073

EBITDA	(21)	2	(62)	(46)	(100)
Depreciation and amortization 1)	66	52	130	129	218
Write-downs 1)	4	—	4	—	15

Operating (loss)	(91)	(50)	(196)	(175)	(333)

1) Includes amortization and write-downs of Telenor’s net excess values by	(6)	(2)	(11)	29	31
Investments:
- Capex	10	16	19	48	84
- Investments in businesses	—	—	—	—	257

•	The activities in Fixed — Sweden are significantly different compared to 2002. In December 2002, Telenor sold the customer base in Telenordia Privat AB in exchange for a 37.2% ownership interest in the Swedish listed company Glocalnet AB. In December 2002, Telenor acquired a 90% ownership interest in the Swedish listed company Utfors AB and Telenor consolidated this company as a subsidiary as of 31 December 2002.

•	In the second quarter of 2002, Telenordia Privat AB had external revenues of NOK 63 million and an EBITDA loss of NOK 11 million.

•	Revenues increased by 31% from the first to the second quarter of 2003, primarily due to new agreements that have increased wholesale sales to the associated company Glocalnet AB.

Fixed — Russia

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues	186	162	352	333	677
Internal revenues	1	1	2	2	5
Gains on disposals	—	—	—	—	—

Total revenues	187	163	354	335	682

EBITDA	71	49	128	111	228
Depreciation and amortization 1)	38	40	76	81	158
Write-downs	—	—	—	—	—

Operating profit	33	9	52	30	70

1) Include amortization of Telenor’s net excess values by	16	19	32	39	73
EBITDA/Total revenues	38.0%	30.1%	36.2%	33.1%	33.4%
Operating profit/Total revenues	17.6%	5.5%	14.7%	9.0%	10.3%
Investments:
- Capex
- Investments in businesses	43	57	86	106	181
	217	2	217	2	2

•	In June 2003, Telenor acquired the remaining 25% interest in Comincom/Combellga which it did not allready own.

•	Measured in Norwegian Kroner, revenues in Fixed — Russia increased by 15% compared to the second quarter of 2002, and by a 33% measured in US dollars. Increased revenues per subscription and number of subscriptions contributed to the increase in revenues and operating profit compared to the second quarter of 2002. These increases were due to the general growth in the Russian economy.

Telenor ASA second quarter of 2003

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Fixed — Other Countries

•	Fixed — Other Countries comprises the activities in the Czech Republic and Slovakia. Revenues increased to NOK 41 million compared to NOK 35 million in the second quarter of 2002. EBITDA increased by NOK 10 million to NOK 1 million in the second quarter of 2003.

BROADCAST

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues
Distribution	913	294	1 783	525	2 148
Transmission	193	334	407	671	1 110
Other	12	33	23	65	108

Total external revenues	1 118	661	2 213	1 261	3 366

Internal revenues	40	66	83	125	241
Gains on disposals	11	—	11	—	(2)

Total revenues	1 169	727	2 307	1 386	3 605

EBITDA	327	100	531	200	499
Depreciation and amortization 1)	268	152	541	298	844
Write-downs 1)	—	—	4	2	130

Operating (loss)	59	(52)	(14)	(100)	(475)

1) Includes amortization and write-downs of Telenor’s net excess values by	64	21	127	37	161
EBITDA/Total revenues	28.0%	13.8%	23.0%	14.4%	13.8%
Investments:
- Capex	35	90	63	141	384
- Investments in businesses	9	2 256	10	2 369	2 385

•	The consolidation of Canal Digital with effect from 30 June 2002 contributed to a significant increase in revenues, EBITDA and operating profit compared to the second quarter of 2002. The results for the second quarter of 2003 were positively affected by accruals in the first and second quarter, and gains on disposals. Taking this into consideration, operating profit in the second quarter was approximately NOK 15 million.

Broadcast — Distribution

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Satellite dish	612	—	1 190	—	1 099
Cable-TV	217	183	429	358	742
Small antenna TV-networks	84	56	158	110	252
Other	—	55	6	57	55

Total external revenues	913	294	1 783	525	2 148

Internal revenues	4	2	6	3	16
Gains on disposals	11	—	11	—	(2)

Total revenues	928	296	1 800	528	2 162

EBITDA	199	(32)	284	(50)	19
Depreciation and amortization 1)	193	77	389	146	541
Write-downs 1)	—	—	2	1	56

Operating (loss)	6	(109)	(107)	(197)	(578)

1) Includes amortization and write-downs of Telenor’s net excess values by	64	21	127	36	160
EBITDA/Total revenues	21.4%	(10.8%)	15.8%	(9.5%)	0.9%
Investments:
- Capex	17	45	34	87	235
- Investments in businesses	—	2 256	—	2 369	2 369

Telenor ASA second quarter of 2003

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•	The consolidation of Canal Digital accounted for NOK 642 million in external revenues, of which NOK 612 million came from subscribers with satellite dishes and NOK 30 million from households in small antenna TV-networks. Revenues from cable-TV operations increased due to an increase in cable-TV subscriptions, Internet subscriptions via cable-TV, and price increases. In the second quarter of 2002 revenues benefited from increases in connection with the distribution of the Football World Cup. Compared to the first quarter of 2003, external revenues increased by NOK 43 million, primarily due to increased number of subscriptions for cable-TV, a weaker Norwegian Krone and accruals in the first and second quarter of 2003.

•	Compared to the second quarter of 2002, EBITDA in Distribution was positively affected by the consolidation of Canal Digital from 30 June 2002, increased contribution margins (revenues less cost of materials and traffic charges) in cable-TV, effects of restructuring initiatives effected in the fourth quarter of 2002, and gains from disposals and the absence in 2003 of the distribution of the Football World Cup in the second quarter of 2002.

•	Increased depreciation and amortization was primarily due to the consolidation of Canal Digital, including amortization of net excess values of NOK 46 million in the second quarter of 2003.

•	EBITDA in the second quarter increased by NOK 114 million compared to the first quarter of 2003. The second quarter of 2003 was positively affected by accruals in the first and the second quarter as well as gains from disposals. Taking these matters into consideration, Distribution had an increase in EBITDA of NOK 40 million compared to the first quarter. The increase was due to increased revenues and lower expenses for acquiring new satellite dish subscribers.

•	The reduction in capital expenditure compared to the second quarter of 2002 was due to reduced capital expenditure related to the network upgrade within cable-TV operations and the development of platforms within interactive TV.

Broadcast — Transmission

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues	193	334	407	671	1 110
Internal revenues	122	48	240	91	347
Gains on disposals	—	—	—	—	—

Total revenues	315	382	647	762	1 457

EBITDA	127	150	266	306	581
Depreciation and amortization	72	69	146	143	290
Write-downs	—	—	—	1	41

Operating profit	55	81	120	162	250

EBITDA/Total revenues	40.3%	39.3%	41.1%	40.2%	39.9%
Operating profit/Total revenues	17.5%	21.2%	18.5%	21.3%	17.2%
Investments:
- Capex	16	43	26	50	115
- Investments in businesses	—	—	—	—	—

•	Reduced external revenues in Transmission compared to the second quarter of 2002 was primarily a consequence of the fact that sales to Canal Digital were external revenues in the second quarter of 2002, while they were internal revenues in the second quarter of 2003. Sales to Canal Digital decreased from NOK 115 million in the second quarter of 2002 compared to NOK 67 million in the second quarter of 2003 due to price reductions. Reduced sales of analogue transmissions via satellite also resulted in a reduction in external revenues.

•	Reduced operating profit in Transmission compared to the second quarter of 2002 was due to reduced revenues. This was partly offset by reduced prices for and reduced purchases of satellite capacity as well as other cost reductions.

Broadcast — Other

•	External revenues in Broadcast — Other were reduced to NOK 12 million, compared to NOK 33 million in the second quarter of 2002. This was due to general lower sales of access equipment and to the fact that sales to Canal Digital were internal in the second quarter of 2003 while they were external in the second quarter of 2002.

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OTHER ACTIVITIES
EDB BUSINESS PARTNER

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues	808	843	1612	1 725	3 383
Internal revenues	283	246	537	488	955
Gains on disposal	19	—	19	1	3

Total revenues	1 110	1 089	2 168	2 214	4 341

EBITDA	116	80	211	139	348
Depreciation and amortization	92	99	181	191	393
Write-downs	7	1	11	4	364

Operating profit (loss)	17	(20)	19	(56)	(409)

EBITDA/Total revenues	10.5%	7.3%	9.7%	6.3%	8.0%
Investments:
- Capex	69	61	128	88	167
- Investments in businesses	91	4	95	5	88

Operations that were transferred to Itworks AS are not included in the figures for EDB Business Partner. This creates a divergence in relation to the figures presented by EDB Business Partner ASA for 2002.

•	Revenues, excluding gains on disposal of operations within the Consulting area, were in line with the second quarter of 2002. This development reflects a relatively static market development. There was growth within the Operations area related to sales of outsourcing services, while Banking & Finance and Telecom experienced reductions in software sales. The Consulting area continued to experience a reduction in revenues as a consequence of the difficult market for consulting services, and this area was shut down on 1 July 2003.

•	Operating profit increased by NOK 37 million compared to the second quarter of 2002. Operating profit included expenses for exit from activities, workforce reductions and loss contracts totaling NOK 57 million, compared to NOK 21 million in the second quarter of 2002. Furthermore, the implementation of considerable cost-cutting initiatives related to workforce reductions, wage reductions and other cost-cutting initiatives have contributed to an improved operating margin (operating profit as a percentage of revenues) within all areas.

•	Depreciation and amortization decreased compared to the second quarter of 2002 as a consequence of write-downs in 2002. Goodwill was written down within the consulting area in the second quarter of 2003.

•	Capital expenditure increased compared to the second quarter of 2002 as a result of the growth in volume in the Operations area. Investments in businesses related to the acquisition of Incatel AS.

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OTHER BUSINESS UNITS

	2nd quarter		1st half-year		Year
Revenues
(NOK in millions)	2003	2002	2003	2002	2002

Satellite Services	540	590	1 040	1 205	2 153
Satellite Networks	137	157	268	327	611
Teleservice	183	199	363	402	756
Nextra International	122	191	253	392	725
Software Services	16	27	35	69	185
Itworks	—	1	—	188	188
Other	120	98	231	197	438
Eliminations	(4)	(3)	(5)	(9)	(16)

Revenues	1 114	1 260	2 185	2 771	5 040

Gains on disposal	14	—	14	—	—

Total revenues	1 128	1 260	2 199	2 771	5 040

EBITDA	(41)	24	65	63	178
Depreciation and amortization 1)	117	156	236	318	582
Write-downs 1)	14	(2)	14	(2)	332

Operating profit (loss)	(172)	(130)	(185)	(253)	(736)

1) Include amortization of Telenor’s net excess values by	10	13	20	31	99
Operating profit (loss)

Satellite Services	59	31	119	60	100
Satellite Networks	(7)	9	(3)	21	39
Teleservice	5	(61)	10	(92)	(93)
Nextra International	(197)	(45)	(239)	(107)	(260)
Software Services	(31)	(43)	(58)	(75)	(372)
Itworks	—	—	—	(22)	(23)
Other	(1)	(21)	(14)	(38)	(127)

Total operating profit (loss)	(172)	(130)	(185)	(253)	(736)

Investments:
- Capex	63	68	100	99	301
- Investments in businesses	2	(4)	16	753	771

Satellite Services

•	Reduced revenues in Satellite Services compared to the second quarter of 2002 were primarily due to the strengthening of the Norwegian Krone against the US dollar and reduced sales of low-margin services. This was partly offset by increased sales of high speed data traffic and the launch of new products. Sales of high speed data traffic was largely due to the conflict in Iraq, which also contributed to increased revenues compared to the first quarter of 2003.

•	Increased EBITDA and operating profit compared to the second quarter of 2002 were due to increased revenues in addition to discontinuance of payments to partners in the former Eik cooperation, as well as the exploitation of synergies following the coordination of units.

Satellite Networks

•	Reduced revenues in Satellite Networks were primarily due to high revenues in 2002 from contracts entered into in the first half of 2002 and reduced activity in Poland in 2003. Revenues in the Internet operations in the subsidiary Taide decreased, due to lower volumes and prices as a result of reduced demand.

•	The reduction in EBITDA and operating profit compared to the second quarter of 2002 was due to reduced revenues and increased expenses related to workforce reductions. In the second quarter of 2003, fixed assets were written down by NOK 14 million related to the close down of parts of the operations in Poland.

Teleservice

•	Reduced revenues in Teleservice were related to reduced market shares resulting from increased competition for Directory Enquiry Services in Norway, in addition to a general decrease in the demand for Directory Enquiry Services. This reduction was partly offset by revenues from new units in Sweden. The improvement in operating profit compared to the second quarter of 2002 was related to the expensing of previously granted pension benefits in the second quarter of 2002.

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Nextra International

•	Reduced revenues in Nextra International compared to the second quarter of 2002 were due to fewer companies and lower sales in the operations in England.

•	Fewer loss-generating companies contributed to a reduction in the operating loss, excluding net loss on disposal of operations as discussed below. This was partly offset by an increased operating loss in the sold operations in England due to reduced revenues.

•	In July 2003, Telenor disposed of its last operations in Nextra International through the sale of Telenor Business Solutions UK, and recorded a loss on disposal of NOK 173 million in the second quarter of 2003. As a result of the sale Telenor also realised a tax loss of NOK 1.2 billion in the second quarter of 2003. The sale of Nextra Italy produced a gain of NOK 14 million.

Software Services

•	Reduced revenues compared to the second quarter of 2002 were related to the sale of software and consultancy services. The decrease in operating loss compared to the second quarter of 2002 was due to lower depreciation and amortization due to write-downs undertaken in the third quarter of 2002, which was partly offset by expenses connected to the restructuring of the unit in the second quarter of 2003.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

External revenues	63	58	112	123	247
Internal revenues	509	453	1 005	925	1 869
Gains on disposal	31	71	35	115	143

Total revenues	603	582	1 152	1 163	2 259

EBITDA	(2)	(231)	(9)	(301)	(569)
Depreciation and amortization	92	84	186	167	362
Write-downs	—	—	—	—	—

Operating profit (loss)	(94)	(315)	(195)	(468)	(931)

Investments:
- Capex	26	277	55	740	1 064
- Investments in businesses	6	2	6	57	56

•	Revenues increased compared to the second quarter of 2002 as a consequence of intra Group sales of services due to centralising the accounting functions and moving into new buildings with expanded services.

•	EBITDA improved considerably, primarily due to loss provisions for property lease obligations in the second quarter of 2002.

•	Increased depreciation and decreased capital expenditure, compared to the second quarter of 2002, was in each case a result of investments in new buildings in 2002.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

	2nd quarter		1st half-year		Year
Depreciation, amortization and write-downs
(NOK in millions)	2003	2002	2003	2002	2002

Depreciation of tangible assets	2 201	1 988	4 401	3 858	8 272
Amortization of goodwill *)	196	246	405	484	1 002
Amortization of other intangible assets *)	294	182	571	342	962

Total depreciation and amortization	2 691	2 416	5 377	4 684	10 236
Write-downs of tangible and other intangible assets	41	105	53	132	921
Write-downs of goodwill	6	—	10	3	2 632

Total write-downs	47	105	63	135	3 553

Total depreciation, amortization and write-downs	2 738	2 521	5 440	4 819	13 789

•	In Mobile, depreciation of tangible assets increased by NOK 160 million compared to the second quarter of 2002, of which NOK 103 million was due to DiGi.Com as a result of the reduced depreciation period for DiGi.Com’s network-based equipment from 1 July 2002. NOK 54 million was due to Kyivstar which was consolidated from 1 September 2002. In Broadcast, the increase of NOK 70 million was primarily related to Canal Digital, which was consolidated from 30 June 2002.

Telenor ASA second quarter of 2003

Page: 16

*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)1)

	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

DiGi.Com	30	77	65	162	304
Pannon GSM	225	176	445	293	765
Kyivstar	61	—	120	—	87
Other Mobile	18	12	26	26	58

Total Mobile	334	265	656	481	1 214
Fixed	17	43	46	110	193
Broadcast	67	22	133	35	165
EDB Business Partner	39	41	75	82	169
Other units	33	57	66	118	223

Total	490	428	976	826	1 964

1)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries. The consolidated profit and loss statement contains only the line item “net result from associated companies”.

•	Amortization of goodwill and other intangible assets in DiGi.Com decreased compared to the second quarter of 2002. This was primarily due to the write-down of goodwill in the fourth quarter of 2002. The increase in amortization in Pannon GSM was due to the allocation of excess values completed as of 31 December 2002. In Broadcast the increase was due to the consolidation of Canal Digital. The reduction in Other units was primarily due to write-downs undertaken in 2002.

	2nd quarter		1st half-year		Year
Associated companies
(NOK in millions)	2003	2002	2003	2002	2002

Telenors share of1)
Net income after taxes	104	224	172	278	341
Amortization of Telenor’s net excess values	(153)	(222)	(321)	(456)	(862)
Write-downs of Telenor’s excess values	(11)	—	(11)	—	(1 965)
Net gains on disposal of ownership interests	1 442	—	1 508	—	36

Net result from associated companies	1 382	2	1 348	(178)	(2 450)

1)	The figures are partly based on the managements estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line item “net result from associated companies”.

•	The decrease in net income after taxes from associated companies compared to the second quarter of 2002 was primarily related to associated companies which have become subsidiaries or have been disposed of.

•	Reduced amortization of Telenor’s net excess values compared to the second quarter of 2002 was due to write-downs made in 2002 and associated companies which are now subsidiaries.

•	In the second quarter of 2002, a gain of NOK 1,515 million was recorded on the sale of shares in Cosmote. Following this sale, Telenor owns 9% of the shares in Cosmote, and the company is no longer accounted for as an associated company. In the second quarter of 2003 Telenor exchanged its ownership interests in A-Pressen ASA for shares in APR Media Holding AS, and realised a loss of NOK 72 million. As a result of this transaction, Telenor owns 44.8% of APR Media Holding AS.

	2nd quarter		1st half-year		Year
Financial items
(NOK in millions)	2003	2002	2003	2002	2002

Financial income	164	128	329	266	567
Financial expenses	(575)	(379)	(1 151)	(716)	(1 833)
Net foreign currency gain (loss)	(89)	(29)	14	(206)	(311)
Net (losses and write-downs)	(4)	(30)	(90)	(45)	(789)

Net financial items	(504)	(310)	(898)	(701)	(2 366)
Gross interest expenses	(582)	(411)	(1 156)	(800)	(1 901)
Net interest expenses	(463)	(315)	(916)	(573)	(1 425)

•	Increased financial income compared to the second quarter of 2002 was primarily due to a higher level of liquid assets.

Telenor ASA second quarter of 2003

Page: 17

•	Higher gross interest-bearing liabilities and higher average interest rates resulted in increased financial expenses compared to the second quarter of 2002. This was primarily due to interest-bearing provisions for legal disputes on a total of approximately NOK 3 billion (at 12% interest) as well as external financing of partly-owned subsidiaries abroad without a guarantee from Telenor. At the same time, the share of interest-bearing liabilities in Norwegian Kroner increased compared to the second quarter of 2002, which has led to higher interest expenses. Capitalized interest was reduced as a result of general lower investment levels.

•	Foreign currency losses increased compared to the second quarter of 2002, primarily related to hedging instruments which do not qualify for hedge accounting.

TAXES

•	The income tax rate in Norway is 28%. The effective tax rate for the Telenor group for 2003 is preliminarily estimated at 31% of profit before taxes and minority interests. The estimated tax rate for 2003 was reduced compared to the first quarter of 2003, primarily due to the sale of Telenor Business Solutions UK which will result in a tax loss of approximately NOK 1.2 billion.

•	The effective tax rate for Telenor is adversely affected by losses from associated companies and subsidiaries abroad, as well as the amortization of goodwill where deferred tax assets have not been recognized. The estimated tax rate is based on assumptions of the profit for the year, and the actual tax rate for the year may differ from the estimated rate, particularly for changes in the estimates related to the above mentioned factors, as well as other special conditions. In previous years, the tax rate for Telenor has also been affected by the realization of considerable tax losses, which also occurred in the second quarter of 2002. As a result of a challenge by the Norwegian tax authorities, Telenor made a provision and increased its tax expenses in 2002 by NOK 2.4 billion, as such amount was recorded as a reduction in taxes in 2001.

BALANCE SHEET AND CASH FLOW

•	Since the end of the first quarter of 2003, the Norwegian Krone has weakened in relation to a number of foreign currencies, with the exception of the Hungarian Forint (Pannon GSM), where the Norwegian Krone has strengthened. The value against the US dollar and currencies linked to the US dollar basically remained unchanged during the quarter. This resulted in changes in the values on the balance sheet as outlined below.

•	The value of intangible and tangible assets decreased from the end of the first quarter of 2003, due to depreciation and amortization and the effect of the strengthening of the Norwegian Krone against the Hungarian Forint. This was partly offset by capital expenditure in the second quarter.

•	The book value of the associated companies decreased from the end of the first quarter of 2003 due to the sale of shares in Cosmote. This was partly offset by the weakening of the Norwegian Krone against a number of foreign currencies.

•	Short-term non-interest-bearing liabilities decreased from the end of the first quarter. Of this, tax payment amounted to NOK 2.7 billion, primarily in companies outside of Norway, of which the tax related to the gain from the sale of Viag Interkom in 2001 amounted to NOK 2.5 billion. Furthermore, payment of dividends and other accruals had a negative effect on cash flow.

•	Net interest-bearing liabilities decreased by NOK 0.8 billion from the end of the first quarter to NOK 25.3 billion at the end of the second quarter of 2003. The reduction was due to the proceeds of NOK 2.1 billion from the sale of shares in Cosmote, good underlying operations and low investments, which among other factors was offset by the payment of tax as discussed above. Translation adjustments increased the net interest-bearing liabilities measured in Norwegian Kroner by approximately NOK 0.3 billion in the quarter.

US GAAP

•	Telenor had net income in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 2,711 million in the first half of 2003 compared to net income in accordance with Norwegian accounting principles of NOK 2,280 million. The main reason for the difference is that goodwill is not amortized according to US GAAP, but is subject to an annual impairment test.

OUTLOOK FOR THE YEAR 2003

•	Telenor expects the market conditions in its Norwegian operations to continue to be characterised by weak market development and substantial competition in 2003. Telenor will continue to concentrate on strengthening the company’s market positions. Additionally, the focus on cost-reducing measures through Delta 4 will continue, so margins are expected to improve in the Norwegian operations in 2003 compared to 2002.

•	Continued growth is expected in Telenor’s international operations in 2003 compared to 2002, both with regard to revenues and earnings, particularly from the international mobile companies. The growth is expected from the consolidation of previously acquired operations and improved operation in the companies.

•	For the Group as a whole, continued growth in revenues is expected for 2003 compared to 2002. Significant improvement is expected in EBITDA and operating profit excluding special items as well as cash flow from operations (EBITDA — capex) for 2003 compared to 2002.

•	The level of capital expenditure for 2003 is expected to be significantly lower than in 2002, in spite of the consolidation of Kyivstar, Canal Digital and Pannon GSM.

Telenor ASA second quarter of 2003

Page: 18

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2002.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for the year 2003” contains forward-looking statements regarding the group’s expectations for 2003. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2002 on
Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at http://www.telenor.com/ir/.)

Oslo, 22 July 2003
The Board of Directors of Telenor ASA

Telenor Investor Relations

Financials:
Spread sheet excel

Telenor ASA second quarter of 2003

Page: 19

Profit and loss statement	2nd quarter		1st half-year		Year
Telenor group
(NOK in millions except net income per share)	2003	2002	2003	2002	2002

Revenues	13,147	11,939	25,749	23,457	48,668
Gains on disposal of fixed assets and operations	76	72	80	117	158
Total revenues	13,223	12,011	25,829	23,574	48,826

Costs of materials and traffic charges	3,285	3,219	6,445	6,322	12,485
Own work capitalized	(124)	(153)	(276)	(293)	(567)
Salaries and personel costs	2,390	2,416	4,863	5,055	10,104
Other operating expenses	3,148	3,302	6,085	6,292	13,188
Losses on disposal of fixed assets and operations	174	15	185	86	147
Depreciation and amortization	2,691	2,416	5,377	4,684	10,236
Write-downs	47	105	63	135	3,553
Total operating expenses	11,611	11,320	22,742	22,281	49,146

Operating profit (loss)	1,612	691	3,087	1,293	(320)

Associated companies	1,382	2	1,348	(178)	(2,450)
Net financial items	(504)	(310)	(898)	(701)	(2,366)
Profit (loss) before taxes and minority interests	2,490	383	3,537	414	(5,136)

Taxes	(709)	773	(1,096)	868	480
Minority interests	(98)	(49)	(161)	42	358
Net income (loss)	1,683	1,107	2,280	1,324	(4,298)

Net income (loss) per share in NOK — basic and diluted	0.95	0.62	1.28	0.75	(2.42)
US GAAP
Net income (loss)			2,711	2,254	(3,658)
Net income (loss) per share in NOK — basic and diluted			1.53	1.27	(2.06)

BALANCE
Telenor group
(NOK in millions)	30.06.2003	31.03.2003	30.06.2002	31.12.2002

Deferred tax assets	4,587	4,702	1,823	4,866
Intangible assets	14,614	15,116	17,895	15,045
Tangible assets	39,176	40,388	39,514	41,002
Associated companies	8,925	9,908	12,243	9,489
Other financial assets	4,640	4,046	4,436	3,760

Total fixed assets	71,942	74,160	75,911	74,162

Other current assets	10,732	10,578	11,987	9,772
Cash and interest-bearing investments	5,305	6,228	3,305	5,524

Total current assets	16,037	16,806	15,292	15,296

Total assets	87,979	90,966	91,203	89,458

Shareholders equity	36,282	34,839	40,727	33,685
Minority interests	3,725	3,884	3,206	3,603

Total equity and minority interests	40,007	38,723	43,933	37,288

	1,557	1,007	1,410	1,176
Long-term interest-bearing liabilities	27,352	28,840	27,908	28,805
Long-term non-interest-bearing liabilities	616	648	396	473

Total long-term liabilities	27,968	29,488	28,304	29,278

Short-term interest-bearing liabilities	3,270	3,527	1,115	3,591
Short-term non-interest-bearing liabilities	15,177	18,221	16,441	18,125

Total current assets	18,447	21,748	17,556	21,716

Total assets	87,979	90,966	91,203	89,458

US GAAP
Shareholders equity	39,365	37,217	42,357	35,799
Shareholders equity
Balance as of 31 December 2002				33,685
Net income				2,280
Translation adjustments				317

Balance as of 30 June 2003				36,282

CASH FLOW STATEMENT	1st half-year		Year
Telenor group
(NOK in millions)	2003	2002	2002

Profit before taxes and minority interests	3,537	414	(5,136)
Taxes paid	(2,722)	(1,161)	(2,050)
Net (gains) losses including write-downs of financial items	195	14	778
Depreciation, amortization and write-downs	5,440	4,819	13,789
Associated companies	(1,348)	178	2,450
Difference between expensed and paid pensions	(73)	(77)	359
Currency (gains) losses not relating to operating activities	(48)	183	391
Change in other accruals	(1,051)	778	2,277
Net cash flow from operating activities	3,930	5,148	12,858

Payments on purchase of tangible and intangible assets	(2,678)	(4,375)	(9,098)
Payments on purchase of subsidiaries and associated companies, net of cash received	(205)	(11,197)	(12,232)
Proceeds from sale of tangible and intangible assets and businesses	2,452	304	401
Proceeds from sale of and payments for other investments	(52)	(765)	(798)
Net cash flow from investment activities	(483)	(16,033)	(21,727)

Proceeds and payments interest-bearing liabilities	(2,957)	8,784	9,062
Proceeds from issuance of shares including from minorities in subsidiaries	6	61	200
Payment of dividends	(791)	(621)	(621)
Net cash flow from financing activities	(3,742)	8,224	8,641

Effect on cash and cash equivalents of changes in foreign exchange rates	87	(199)	(347)
Net change in cash and cash equivalents	(208)	(2,860)	(575)

Cash and cash equivalents 01.01	5,264	5,839	5,839
Cash and cash equivalents by the end of the period	5,056	2,979	5,264

THE BUSINESS AREAS SECOND QUARTER

	Total		of which				Operating
(NOK in millions)	revenues(1)		external(1)		EBITDA		profit

Mobile	5,789	5,001	5,472	4,677	2,277	1,774	1,173	830
Fixed	5,150	5,035	4,740	4,616	1,690	1,452	629	338
Broadcast	1,169	727	1,129	661	327	100	59	(52)
EDB Business Partner	1,110	1,089	827	843	116	80	17	(20)
Other business units	1,128	1,260	961	1,082	(41)	24	(172)	(130)
Corporate functions and group activities	603	582	94	129	(2)	(231)	(94)	(315)
Eliminations	(1,726)	(1,683)	—	3	(17)	13	—	40

Total	13,223	12,011	13,223	12,011	4,350	3,212	1,612	691

[Additional columns below]

[Continued from above table, first column(s) repeated]

THE BUSINESS AREAS SECOND QUARTER					Profit (loss)
					before taxes
	Associated		Net financial		and minority
(NOK in millions)	companies		items		interests

Mobile	1,539	155	(609)	(345)	2,103	640
Fixed	(2)	(1)	(198)	(12)	429	325
Broadcast	(65)	(91)	(248)	(96)	(254)	(239)
EDB Business Partner	(12)	(2)	(32)	(38)	(27)	(60)
Other business units	(77)	(56)	(84)	(98)	(333)	(284)
Corporate functions and group activities	(1)	—	844	277	749	(38)
Eliminations	—	(3)	(177)	2	(177)	39

Total	1,382	2	(504)	(310)	2,490	383

(1)	Revenues includes gains on disposal of fixed assets and operations

THE BUSINESS AREAS FIRST HALF-YEAR

	Total		of which				Operating
(NOK in millions)	revenues(1)		external(1)		EBITDA		profit

Mobile	11,177	9,360	10,554	8,739	4,472	3,291	2,285	1,586
Fixed	10,182	10,068	9,386	9,247	3,282	2,767	1,171	585
Broadcast	2,307	1,386	2,224	1,261	531	200	(14)	(100)
EDB Business Partner	2,168	2,214	1,631	1,726	211	139	19	(56)
Other business units	2,199	2,771	1,887	2,360	65	63	(185)	(253)
Corporate functions and group activities	1,152	1,163	147	238	(9)	(301)	(195)	(468)
Eliminations	(3,356)	(3,388)	—	3	(25)	(47)	6	(1)

Total	25,829	23,574	25,829	23,574	8,527	6,112	3,087	1,293

[Additional columns below]

[Continued from above table, first column(s) repeated]

THE BUSINESS AREAS FIRST HALF-YEAR					Profit (loss)
					before taxes
	Associated		Net financial		and minority
(NOK in millions)	companies		items		interests

Mobile	1,561	64	(1,346)	(836)	2,500	814
Fixed	—	—	(420)	(37)	751	548
Broadcast	(81)	(171)	(480)	(192)	(575)	(463)
EDB Business Partner	(13)	(3)	(49)	(55)	(43)	(114)
Other business units	(117)	(62)	(189)	(216)	(491)	(531)
Corporate functions and group activities	(2)	(2)	1,763	627	1,566	157
Eliminations	—	(4)	(177)	8	(171)	3

Total	1,348	(178)	(898)	(701)	3,537	414

(1)	Revenues includes gains on disposal of fixed assets and operations

ANALYTICAL INFORMATION	2001				2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

Revenues (NOK in millions)	10,001	10,055	10,064	15,920	11,563	12,011	12,210	13,042	12,606	13,223
EBITDA excluding gains and losses (NOK in millions)	2,293	2,201	2,096	2,287	2,926	3,155	3,778	3,599	4,184	4,448
Operating profit (loss) (NOK in millions)	986	(309)	(1,912)	4,412	602	691	488	(2,101)	1,475	1,612
Profit (loss) before taxes and minority interests (NOK in millions)	10,666	1,428	(2,547)	708	31	383	(105)	(5,445)	1,047	2,490
Equity ratio including minority interests (%)	51.9	51.5	55.1	55.3	49.4	48.2	46.7	41.7	42.6	45.5
Net interest bearing liabilities (NOK in millions)	20,502	10,866	16,358	13,171	24,449	25,717	27,645	26,872	26,139	25,317
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	2.3	1.2	2.0	1.5	2.6	2.5	2.3	2.0	1.8	1.6
Capex	2,395	2,666	2,724	3,849	1,879	2,161	2,169	2,680	1,230	1,314
Investments in businesses	714	999	4,218	1,281	8,875	2,271	493	772	23	268
No. of man-years	20,450	21,300	23,200	21,000	22,250	21,650	22,350	22,100	21,200	21,150
- of which abroad	5,300	5,900	7,600	6,300	7,700	7,800	8,600	8,900	8,700	8,700
MOBILE
Telenor Mobil (Norway)
No. of mobile subscriptions (NMT + GSM)	2,189	2,233	2,289	2,307	2,314	2,360	2,409	2,382	2,342	2,330
No. of GSM subscriptions	2,098	2,147	2,211	2,237	2,249	2,299	2,352	2,330	2,294	2,285
- of which prepaid	938	969	1,023	1,027	1,051	1,094	1,131	1,115	1,093	1,091
Traffic minutes per GSM subscription per month, generated and terminated	171	175	182	177	171	185	186	178	178	190
Revenue per GSM subscription per month in the quarter (ARPU):	333	337	357	331	334	351	359	340	330	346
- of which contract	479	492	526	479	481	511	528	492	480	501
- of which prepaid	152	146	159	159	162	168	171	170	163	172
No. of SMS and content messages (in millions)	315	323	359	376	391	403	444	454	452	462
Pannon (Hungary)
No. of mobile subscriptions	—	—	—	—	2,001	2,146	2,311	2,450	2,514	2,514
- of which prepaid	—	—	—	—	1,446	1,596	1,767	1,910	1,989	1,981
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	113	115	112	112	104	110
Revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	182	184	177	177	153	165
- of which contract	—	—	—	—	383	391	401	415	386	414
- of which prepaid	—	—	—	—	97	98	94	100	86	92
DiGi.Com (Malaysia)
No. of mobile subscriptions	—	—	—	1,039	1,159	1,284	1,454	1,616	1,803	1,946
- of which prepaid	—	—	—	902	1,044	1,176	1,351	1,519	1,708	1,850
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	204	197	189	185	185	177	175
Revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	180	169	158	138	145	123	111
- of which contract	—	—	—	265	313	331	312	352	331	336
- of which prepaid	—	—	—	166	150	142	124	131	112	100
Grameen Phone (Bangladesh)
No. of mobile subscriptions (100%)	242	335	373	464	550	625	704	769	835	928
- of which prepaid	77	149	190	279	353	424	501	563	631	725
Traffic minutes per GSM subscription per month, generated and terminated	335	302	333	292	308	297	288	298	309	312
Revenue per GSM subscription per month in the quarter (ARPU):	226	203	204	173	191	173	167	155	133	136
- of which contract	275	277	282	259	311	297	286	303	283	295
- of which prepaid	109	88	119	106	118	104	100	95	81	89
Kyivstar (Ukraine)
No. of mobile subscriptions (100%)	—	—	—	—	—	—	1,659	1,856	2,012	2,205
- of which prepaid	—	—	—	—	—	—	1,283	1,472	1,614	1,768
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	50	49	43	52
Revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	113	102	81	92
- of which contract	—	—	—	—	—	—	194	202	167	176
- of which prepaid	—	—	—	—	—	—	73	70	54	66
Associated companies
No. of mobile subscriptions (100%)	10,503	10,662	10,968	12,809	12,424	14,425	14,814	16,116	17,158	18,855
FIXED
Norway
No. of PSTN subscriptions	1,646	1,619	1,573	1,545	1,522	1,497	1,480	1,467	1,449	1,427
No. of ISDN subscriptions (lines)	1,664	1,701	1,727	1,766	1,803	1,818	1,818	1,828	1,816	1,800
PSTN/ISDN generated traffic (mill. minutes)	5,177	4,736	4,367	4,805	4,702	4,392	3,864	4,387	4,268	3,876
Market share of PSTN/ISDN generated traffic (%)	73	73	73	73	73	73	73	72	70	70
No. of internet subscriptions residential market Norway	683	718	757	831	893	915	936	960	982	988
- of which Frisurf	305	343	386	437	481	503	525	533	553	560
- of which ADSL	3	5	11	23	42	53	64	90	114	124
No. of internet subscriptions business market Norway	13	15	15	16	17	17	16	17	17	22
- of which ADSL	—	—	—	1	1	2	3	4	7	10
No. of internet subscriptions business market Sweden	—	—	—	2	2	2	2	2	6	6
No. of fixed line subscriptions business market Sweden (PSTN)	—	—	—	2	2	2	1	1	8	8
BROADCAST
No. of television subscribers in the Nordic region
- Subscribers with satellite dish (in thousand)	439	478	506	569	614	646	664	701	713	708
- Cable TV subscribers (in thousand)	362	362	367	561	557	559	561	571	575	590
- Households in small antenna TV-networks (in thousand)	1,237	1,112	1,147	1,193	1,140	1,126	1,129	1,133	1,130	1,049

Special items	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

EBITDA	4,350	3,212	8,527	6,112	13,469
Gains on disposal of fixed assets and operations	(76)	(72)	(80)	(117)	(158)
Losses on disposal of fixed assets and operations	174	15	185	86	147
EBITDA excluding gains and losses	4,448	3,155	8,632	6,081	13,458

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	(14)	—	(14)	6	120
Fixed	(2)	49	4	52	311
Broadcast	3	4	5	4	65
EDB Business Partner	57	21	57	49	111
Other business units	12	66	13	104	122
Corporate functions and Group activities	24	190	21	190	272
Eliminations	—	—	—	—	47
Total workforce reductions, loss contracts and exit from activities	81	330	86	405	1,048

Adjusted EBITDA	4,529	3,485	8,718	6,486	14,506

Write-downs
Mobile	19	88	27	113	2,289
Fixed	7	18	7	18	500
Broadcast	—	—	4	2	130
EDB Business Partner	7	1	11	4	364
Other business units	14	(2)	14	(2)	332
Corporate functions and Group activities	—	—	—	—	—
Eliminations	—	—	—	—	(62)
Total write-downs	47	105	63	135	3,553

Adjusted operating profit	1,838	1,069	3,341	1,802	4,270

Special items associated companies
(Gains) losses on disposal of ownership interests	(1,442)	—	(1,508)	—	(36)
Write-down Sonofon	—	—	—	—	1,000
Write-down DTAC/UCOM	—	—	—	—	881
Write-down Oniway	—	—	—	—	316
Other write-downs associated companies	—	—	—	—	84
Total special items associated companies	(1,442)	—	(1,508)	—	2,245

Net (gains) losses and write-downs financial items	4	30	90	45	789
Adjusted profit (loss) before taxes and minority interests	1,278	791	2,373	968	2,488

Reconciliations	2nd quarter		1st half-year		Year

(NOK in millions)	2003	2002	2003	2002	2002

Operating profit (loss)	1,612	691	3,087	1,293	(320)
Depreciation and amortization	2,691	2,416	5,377	4,684	10,236
Write-downs	47	105	63	135	3,553
EBITDA	4,350	3,212	8,527	6,112	13,469

Net (gains) losses on disposal of fixed assets and operations	98	(57)	105	(31)	(11)
EBITDA excluding gains and losses	4,448	3,155	8,632	6,081	13,458

Expenses for workforce reductions, loss contracts and exit of activities	81	330	86	405	1,048
Adjusted EBITDA	4,529	3,485	8,718	6,486	14,506

Operating profit (loss)	1,612	691	3,087	1,293	(320)
Write-downs	47	105	63	135	3,553
Net (gains) losses on disposal of fixed assets and operations	98	(57)	105	(31)	(11)
Expenses for workforce reductions, loss contracts and exit of activities	81	330	86	405	1,048
Adjusted operating profit (loss)	1,838	1,069	3,341	1,802	4,270

Associated companies	1,382	2	1,348	(178)	(2,450)
Total special items associated companies	(1,442)	—	(1,508)	—	2,245
Adjusted associated companies	(60)	2	(160)	(178)	(205)

Profit (loss) before taxes and minority interests	2,490	383	3,537	414	(5,136)
Write-downs	47	105	63	135	3,553
Net (gains) losses on disposal of fixed assets and operations	98	(57)	105	(31)	(11)
Expenses for workforce reductions, loss contracts and exit of activities	81	330	86	405	1,048
Special items associated companies	(1,442)	—	(1,508)	—	2,245
Net (gains) losses and write-downs financial items	4	30	90	45	789
Adjusted profit (loss) before taxes and minority interests	1,278	791	2,373	968	2,488

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/
Name: Torstein Moland Title: CFO

Date: 23rd July, 2003